

November 8, 2012

Via E-mail
Mr. Brian K. Ferraioli
Executive Vice President & Chief Financial Officer
The Shaw Group Inc.
4171 Essen Lane
Baton Rouge, LA 70809

> **Re: The Shaw Group Inc.**
> **Form 10-K**
> **Filed October 19, 2012**
> **File No. 1-12227**

Dear Mr. Ferraioli:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

The Shaw Group Inc. Form 10-K for the year ended August 31, 2012

Business, page 1

General, page 1

1. We note your statement in the first paragraph that you have certain exclusive opportunities with Toshiba for providing EPC services for new Toshiba Advanced Boiling Water Reactor nuclear power plants worldwide. We also note your disclosure on page 46 that in 2011 you recorded an impairment charge of $48.1 million relating to your investment in the ABWR nuclear power related projects and that you "do not plan to make additional investments in ABWR projects." Please clarify your statement that you do not plan to make additional investments, including whether you continue to have "exclusive opportunities" for providing EPC services for the Toshiba ABWR and whether you intend to pursue such opportunities. Please also advise whether the sale of

your Westinghouse investment to Toshiba impacted your opportunities to provide such EPC services.

Risk Factors, page 14

2. We note the risk factor on page 17 regarding the failure to meet contractual schedule or performance requirements. Please tell us and revise future filings as applicable to disclose whether reductions in revenues, additional costs, and/or liquidated damages as a result of such failure have been material in the periods presented.

Management's Discussion and Analysis, page 31

3. We note from page 6 and elsewhere your pipe fabrication facility in Venezuela. Please tell us the materiality of these operations to your consolidated financial statements.

4. We note from page 8 and elsewhere your disclosure that regarding the Westinghouse CRA, you "have agreed to see all currently outstanding orders through to completion." Please tell us and revise future filings as applicable to disclose: i) when completion is anticipated; ii) the estimated costs to complete all outstanding orders; and iii) the total value of all outstanding orders and/or projects under the CRA.

Consolidated Results of Operations, page 32

5. You state on page 39 that E&C's revenues during the last two fiscal years were comprised primarily of the large ethylene project in southeast Asia, which project is in a loss position as a result of increased costs from subcontractors. Please tell us and revise future filings as applicable to quantify the total loss estimated to date and at completion.

6. You disclose on page 43 that "Income (loss) before income taxes and earnings (losses) from unconsolidated entities" is the most directly comparable GAAP measure to EBITDA. Please tell us your consideration of Question 103.02 of the Non-GAAP C&DI available at www.sec.gov.

Financial Statements

7. Please tell us your consideration of Rule 11-01(a)(4) in providing pro forma financials to reflect the elimination of the Westinghouse investment and related debt, in light of the recent put option exercise that will result in the bonds being redeemed on the expected date in March 2013.

Note 15 – Contingencies and Commitments, page F-43

8. Please revise future filings as applicable to provide disclosure regarding the shareholder lawsuits filed in connection with the Transaction Agreement consistent with that found in the related Form S-4 and meeting the requirements of ASC 450-20-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot at (202) 551-3442 or, in her absence, Jay Ingram, Branch Chief, at (202) 551-3397, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief